

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

August 1, 2007

Michele Nakazawa
Chief Financial Officer
Telos Corporation
19886 Ashburn Road
Ashburn, VA 20147-2358

> **Re: Telos Corporation**
> **Form 8-K**
> **Filed on July 13, 2007**
> **Form 8-K/A**
> **Filed on July 27, 2007**
> **File No. 1-08443**

Dear Ms. Nakazawa:

We have reviewed the above referenced filings and have the following comment. Please note that we have limited our review to the matter addressed in the comment below. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed on July 13, 2007

1.   We note that on July 9, 2007 Goodman & Company, LLP you were informed that Goodman and Company would resign as your independent accountant effective July 24, 2007. Please note that when this relationship is actually terminated an additional Item 4.01 Form 8-K will be required, including an updated letter from the former accountant.

*****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tamara Tangen, Senior Staff Accountant, at (202) 551-3443 or the undersigned at (202) 551-3730.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief